August 28, 2020

VIA EDGAR

Benjamin Phippen

Mike Volley

Staff Accountants

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

RE:PennyMac Financial Services, Inc.

Form 10-K for the fiscal year ended December 31, 2019

Filed February 28, 2020

File No. 001-38727

Dear Messrs. Phippen and Volley:

I am writing in response to your letter dated July 27, 2020 regarding your review of the Annual Report on Form 10-K of PennyMac Financial Services, Inc. (the “Company,” “our” or “we”) for the fiscal year ended December 31, 2019.

Set forth below are the Company’s responses to the Staff’s comments. For ease of review, each Staff comment is reprinted in bold face and is followed by the corresponding response from the Company.

Item 1. Business, page 6

1.

We note your discussion of your Mortgage Banking – Loan Production activities starting on page 7 and your loan production activity table detailing amounts sourced from non-affiliates and from PennyMac Mortgage Investment Trust (PMT). In future filings, please revise your business section and MD&A to:

•

More clearly describe the types and structures of your mortgage banking activities, comparing and contrasting how each structure impacts your financial statements and financial results. For example, clarify how loan production managed on behalf of PMT versus for your own account impacts your financial statements and financial results.

•

For each type/structure of mortgage banking activity clearly describe the source of loans distinguishing between affiliated and non-affiliated sources, the type of loans (e.g. conventional, government insured, etc.) and relevant details regarding the structure and characteristics of sales/transfers (e.g. who is the transferee (PMT, institutional investors, etc.), are they packaged into MBS, etc.).

•

For each type/structure of mortgage banking activity clearly describe the types of revenue generated (e.g. loans origination fees, fulfillment fees, gain on sale, etc.). We note your disclosure on page 51 that you recognized $542 million from sales to non-affiliates and $183 million from sales to PMT. Your disclosure should clearly explain how each loan production activity described and quantified in your loan production activity table is recognized in your income statement so an investor can more fully understand the relationship between each activity and the amount, trend and uncertainty of each type of revenue recognized.

Company’s Response to Question #1

In future filings beginning with our Annual Report on Form 10-K for the year ended December 31, 2020, we will revise the loan production discussion in our Business section as shown below:

Loan Production

Our loan production segment sources new prime credit quality first-lien residential conventional and government-insured or guaranteed mortgage loans through three channels: correspondent production, consumer direct and broker direct lending as described below.

Correspondent Production

In correspondent production we manage, on behalf of PMT and for our own account, the purchase from non-affiliates of mortgage loans that have been underwritten to investor guidelines. Our correspondent loans are directed based on the guarantor of the mortgage-backed securities (“MBS”) created from the loans: our production focus has been on loans guaranteed or insured by the FHA or VA for sale into Ginnie Mae-guaranteed MBS, whereas PMT’s production focus has been on loans that can be sold into MBS guaranteed by Fannie Mae or Freddie Mac.

This arrangement exists, in part, because PMT is not approved by Ginnie Mae as an issuer of Ginnie Mae-guaranteed MBS which are backed by government-insured or guaranteed loans. As a result, PMT sells the government-insured or guaranteed loans that it purchases from correspondent sellers to us and we pay PMT a sourcing fee ranging from one to two basis points, generally based on the average number of calendar days that PMT holds the loans prior to our purchase. We generally pool the government-insured or guaranteed loans into Ginnie Mae guaranteed MBS and then sell such MBS to institutional investors.

In our correspondent production activities, for loans we source for our own account, we earn loan origination fees from the correspondent sellers, interest income on the loans during the time we hold such loans, gains or losses from the date we make a commitment to purchase the loans through the sale of these loans, and, in sales to entities other than PMT, we retain and recognize the value of the associated mortgage servicing rights (“MSRs”).

In our loan fulfillment activities in support of PMT’s correspondent production activities, we earn fulfillment fees and tax service fees.

We may also serve as a correspondent seller of newly originated loans from our consumer direct and broker direct lending channels to PMT under a mortgage loan purchase agreement. During our 2017, 2018, 2019 and early 2020 fiscal years, we sold newly originated conventional conforming loans to PMT as PMT had available a selling arrangement that offered us more attractive pricing for certain conventional conforming loans than was otherwise available to us. When we sell loans to PMT, PMT obtains the mortgage servicing rights relating to such loans. As such, our gains on sale of loans to PMT are primarily cash gains. We ceased such sales to PMT during the second quarter of 2020 as the more attractive pricing was no longer available to us. However, we may in the future enter into other sales arrangements with PMT where such arrangements are attractive to us and approved by both companies’ boards of directors/trustees’ related party matters committees. Both companies’ related party matters committees are comprised of independent directors/trustees from the respective board.

Consumer Direct Lending

Through our consumer direct lending channel, we originate mortgage loans on a national basis. Our consumer direct model relies on the Internet and call center-based staff to acquire and interact with customers across the country. We do not have a “brick and mortar” branch network.

In our consumer direct lending activities, we earn loan origination fees from the borrower, interest income during the time we hold the loan before sale, gains or losses from the date we make a commitment to fund the loan through the sale of these loans, and, in sales to entities other than to PMT, we retain and recognize the value of the associated MSRs.

To the extent we refinance loans that we subservice for PMT where PMT owns the related MSRs, we are generally required to transfer and convey to PMT a recapture fee payable in cash in an amount equal to:

•	Through June 30, 2020, 30% of the fair market value of the MSRs related to all such mortgage loans; and
•

Beginning July 1, 2020, a tiered amount ranging from 30% to 40% of the fair market value of the MSRs relating to the recaptured loans based on the recapture rate we achieve during the respective month. The “recapture rate” means, during each month, the ratio of (i) the aggregate unpaid principal balance of all mortgage loans for which PMT held the MSRs and that were refinanced or otherwise paid off in such month, to (ii) the aggregate unpaid principal balance (“UPB”) of all recaptured loans.

The change in recapture compensation to PMT during 2020 was the result of the renewal of our MSR recapture agreement before its expiration during the year.

Broker Direct Lending

In broker direct lending, we obtain loan application packages from nonaffiliated mortgage loan brokers, underwrite and fund the resulting loans for sale to PMT or investors. In our broker direct lending activities, we earn interest income, gains or losses from the date we make a commitment to fund the loan through the sale of these loans, and, in sales to entities other than PMT, we retain and recognize the value of the associated MSRs.

Our loan production activity is summarized below:

	Year ended December 31,
	2020	2019	2018	2017	2016

	(in thousands)
UPB of loans purchased and originated for sale:
Loans sourced through our correspondent lending channel:
From PMT	$—	$47,937,306	$36,415,933	$40,561,241	$39,908,163
From non-affiliates	—	1,686,472	—	—	—
	—	49,623,778	36,415,933	40,561,241	39,908,163
Loans sourced through our consumer direct channel	—	9,752,500	4,650,316	5,466,669	6,491,107
Loans sourced through our broker direct channel	—	2,154,817	378,544	—	—
	—	61,531,095	41,444,793	46,027,910	46,399,270
UPB of conventional loans fulfilled for PMT	—	56,033,704	26,194,303	—	23,188,386
Total loan production	$—	$117,564,799	$67,639,096	$46,027,910	$69,587,656

The effect of our loan production transactions with PMT on our financial statements are summarized below:

	Year ended December 31,
	2020	2019	2018	2017	2016
	(in thousands)
Net gains on loans held for sale at fair value:
Net gains on loans held for sale to PMT	$—	$190,416	$69,359	$28,238	$—
Mortgage servicing rights and excess servicing spread recapture incurred	—	(7,051)	(4,776)	(6,249)	(8,029)
	$—	$183,365	$64,583	$21,989	$(8,029)
Tax service fees earned from PMT included in Loan origination fees	$—	$14,695	$7,433	$7,078	$6,690
Fulfillment fee revenue	$—	$160,610	$81,350	$80,359	$86,465
Sourcing fees paid to PMT	$—	$14,381	$10,925	$12,084	$11,976

Loan Servicing, page 8

2.

We note you service loans as the owner of the MSRs and on behalf of other MSR or loan owners. Please revise future filings to compare and contrast how servicing the loan as the owner of the MSR as compared to subservicing the loan impacts your financial statements and financial results. Specifically discuss how each activity impacts the quality of and potential variability of your earnings and cash flows. Please provide us your proposed disclosure.

Company’s Response to Question #2

In future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2020, we will revise the loan servicing discussion in the Business section as follows:

Loan Servicing

Our loan servicing segment performs loan administration, collection, and default management activities, including the collection and remittance of loan payments; response to customer inquiries; accounting for principal and interest; holding custodial (impounded) funds for the payment of property taxes and insurance premiums; counseling delinquent borrowers; and supervising foreclosures and property dispositions.

We service loans both as the owner of MSRs and as the subservicer on behalf of PMT.

The UPB of our loan servicing portfolio is summarized below:

	December 31,
	2020	2019	2018	2017	2016

	(in thousands)
Investor:
Non-affiliated entities:
Originated	$—	$168,842,011	$145,224,596	$120,853,138	$89,516,155
Purchased	—	59,703,547	56,990,486	47,016,708	41,735,847
	—	228,545,558	202,215,082	167,869,846	131,252,002
Loans held for sale	—	4,724,006	2,420,636	2,998,377	2,101,283
Total owned servicing	—	233,269,564	204,635,718	170,868,223	133,353,285
Subserviced for PennyMac Mortgage Investment Trust	—	135,414,668	94,658,154	74,980,268	60,886,717
Total	$—	$368,684,232	$299,293,872	$245,848,491	$194,240,002

Our responsibilities and risks relating to loans we service in arrangements where we own the MSRs or mortgage servicing liabilities (“MSLs”) differ from those where we act as subservicer for the owner of the servicing rights. As the owner of the servicing rights:

•

We recognize our investment in the servicing rights received in loan sale transactions where we retain the obligation to service the loans as well the investment we make when we buy MSRs or assume MSLs. We carry these assets and liabilities at fair value and as such they are subject to subsequent changes in fair value owing to realization of the cash flows anticipated in the asset or liability or to changes in the market for such MSRs and MSLs;

•

Because our investment in MSRs can be significant and the fair value of this asset is sensitive to changes in prepayment activity, the cost to service the loans and marketplace return requirements, we incur costs to hedge this investment – primarily the risk of changes in fair value arising from changes in interest rates; and

•

We are responsible for advancing our corporate funds to protect the loan owners’ interest in the collateral securing such loans for such items as hazard insurance, property taxes and foreclosure-related costs, subject to future reimbursement, as well as advancing delinquent principal and interest payments to the MBS holders.

As the subservicer for the owner of servicing rights, we do not carry MSRs or MSLs on our balance sheet and therefore do not recognize changes in the fair value of MSRs or MSLs and are generally not responsible for financing the advance of corporate funds to protect the loan owners’ interest in the collateral securing such loans. As a result, the fees we earn from such arrangements are generally less on a per-loan basis than those we earn from holding MSRs and MSLs.

Following is a summary of our net loan servicing fees:

	Year ended December 31,
	2020	2019	2018	2017	2016
	(in thousands)
Net loan servicing fees:
From non-affiliates:
Loan servicing fees:
Contractually specified	$—	$730,165	$585,101	$475,848	$385,633
Other	—	98,564	64,133	58,924	46,910
	—	828,729	649,234	534,772	432,543
Change in fair value of mortgage servicing rights, mortgage servicing liabilities	—	(988,614)	(116,344)	(74,787)	(198,160)
Amortization and impairment of mortgage servicing rights and mortgage servicing liabilities (1)	—	—	—	(179,946)	(152,443)
Change in fair value of excess servicing spread financing payable to PMT	—	9,256	(8,500)	19,350	23,923
Hedging results	—	395,497	(121,045)	(37,855)	26,405
	—	(583,861)	(245,889)	(273,238)	(300,275)
Net loans servicing fees from non-affiliates	—	244,868	403,345	261,534	132,268
From affiliates:
Loan servicing fees:
From PMT	—	48,797	42,045	43,064	50,615
From Investment Funds	—	—	3	1,461	2,583
	—	48,797	42,048	44,525	53,198
Net loan servicing fees	$—	$293,665	$445,393	$306,059	$185,466

(1)	Through December 31, 2017, we accounted for a portion of our investment in MSRs using the amortization method. We adopted fair value accounting for those assets effective January 1, 2018.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 65

3.

We note your disclosure that you use derivative financial instruments acquired with the intention of moderating the risk that changes in market interest rates will result in unfavorable changes in the fair value of your IRLCs, inventory of mortgage loans held for sale and MSRs. We also note your disclosure in slide 14 of your March 31, 2020 Earnings Report included in your Form 8-K filed on May 7, 2020 that your “utilizing of option coverage for significant movement in rates provided substantial benefit in 1Q20.” Please revise future filings to more comprehensively describe the objectives of your hedging strategies, the context needed to understand those objectives and your strategies for achieving those objectives. Please refer to ASC 815-10-50-1A for guidance. Please provide us your proposed disclosure.

Company’s Response to Question #3

In future filings, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, we will enhance its Quantitative and Qualitative Disclosures about Market Risk as shown below:

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices, real estate values and other market-based risks. The primary market risks that we are exposed to are fair value risk, interest rate risk and prepayment risk.

Fair Value Risk

Our IRLCs, mortgage loans held for sale, MSRs, MSLs and ESS financing are reported at their fair values. The fair value of these assets fluctuates primarily due to changes in interest rates. The fair value risk we face is primarily attributable to interest rate risk and prepayment risk.

Interest Rate Risk

Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors beyond our control. Changes in interest rates affect both the fair value of, and interest income we earn from, our mortgage-related investments and our derivative financial instruments. This effect is most pronounced with fixed-rate mortgage assets. In general, rising interest rates negatively affect the fair value of our IRLCs, inventory of mortgage loans held for sale and ESS financing and positively affect the fair value of our MSRs.

Our operating results will depend, in part, on differences between the income from our investments and our financing costs. Presently our debt financing is based on a floating rate of interest calculated on a fixed spread over the relevant index, as determined by the particular financing arrangement.

Prepayment Risk

To the extent that the actual prepayment rate on the mortgage loans underlying our MSRs differs from what we projected when we initially recognized these assets and liabilities when we measure fair value as of the end of each reporting period, the carrying value of these assets and liabilities will be affected. In general, a decrease in the principal balances of the mortgage loans underlying our MSRs or an increase in prepayment expectations will decrease our estimates of the fair value of the MSRs, thereby reducing net servicing income, partially offset by the beneficial effect on net servicing income of a corresponding reduction in the fair value of our MSLs and ESS.

Risk Management Activities

We engage in risk management activities primarily in an effort to mitigate the effect of changes in interest rates on the fair value of our assets. To manage this price risk, we use derivative financial instruments acquired with the intention of moderating the risk that changes in market interest rates will result in unfavorable changes in the fair value of our assets, primarily prepayment exposure on our MSR investments as well as IRLCs and our inventory of loans held for sale. Our objective is to minimize our hedging expense and maximize our loss coverage based on a given hedge expense target. We do not use derivative financial instruments other than IRLCs and repurchase agreement derivatives (both of which arise from our operations) for purposes other than in support of our risk management activities.

Our strategies are reviewed daily within a disciplined risk management framework. We use a variety of interest rate and spread shifts and scenarios and define target limits for market value and liquidity loss in those scenarios. With respect to our IRLCs and inventory of loans held for sale, we use MBS forward sale contracts to lock in the price at which we will sell the mortgage loans or resulting MBS, and further use MBS put options to mitigate the risk of our IRLCs not closing at the rate we expect. With respect to our MSRs, we seek to mitigate mortgage-based loss exposure utilizing MBS forward purchase and sale contracts to address exposures to smaller interest rate shifts with Treasury and interest rate swap futures, and use options and swaptions to achieve target coverage levels for larger interest rate shocks.

Fair Value Sensitivities

The following sensitivity analyses are limited in that they were performed at a particular point in time; only contemplate the movements in the indicated variables; do not incorporate changes to other variables; are subject to the accuracy of various models and inputs used; and do not incorporate other factors that would affect our overall financial performance in such scenarios, including operational adjustments made by management to account for changing circumstances. For these reasons, the following estimates should not be viewed as earnings forecasts.

Mortgage Servicing Rights

The following tables summarize the estimated change in fair value of our MSRs as of December 31, 2019, given several shifts in pricing spreads, prepayment speed and annual per loan cost of servicing:

Change in fair value attributable to shift in:	-20%	-10%	-5%	+5%	+10%	+20%
	(dollar amounts in thousands)
Pricing spread	$193,469	$93,548	$46,014	$(44,561)	$(87,734)	$(170,155)
Prepayment speed	$285,318	$136,043	$66,474	$(63,569)	$(124,411)	$(238,549)
Annual per-loan cost of servicing	$98,065	$49,032	$24,516	$(24,516)	$(49,032)	$(98,065)

Excess Servicing Spread Financing

The following tables summarize the estimated change in fair value of our ESS accounted for using the fair value method as of December 31, 2019, given several shifts in pricing spreads and prepayment speed (decrease in the liabilities’ fair values increases net income):

Pricing spread shift in %	-20%	-10%	-5%	+5%	+10%	+20%

	(dollar amounts in thousands)
Pricing spread	$4,907	$2,422	$1,203	$(1,188)	$(2,361)	$(4,662)
Prepayment Speed	$18,565	$8,878	$4,344	$(4,164)	$(8,160)	$(15,680)

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3 - Significant Accounting Policies and Recently Issued Accounting Pronouncements, page F-10

4.	Please revise future filings to disclose your revenue recognition policy related to loan origination fees.

Company’s Response to Question #4

In future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2020, we will include disclosure of our revenue recognition policy with respect to loan origination fees as shown below:

Loan origination fees

Loan origination fees represent compensation to the Company for the origination or purchase of loans. Loan origination fees are earned and recognized upon funding or purchase of the loan by the Company and are collected either at purchase from the correspondent seller or at origination when paid by the borrower or upon sale of the loan when the origination fees are financed by the borrower.

Note 8 - Derivative Activities, page F-45

5.

We note your disclosure on page F-49 of the gains (losses) recognized on derivative financial instruments and the income statement line where such gains and losses are included. Please revise future filings to disclose this information separately by type of contract. Refer to ASC 815-10-50-4C, ASC 815-10-50-4D and ASC 815-10-55-182 for guidance.

Company’s Response to Question #5

As it relates to the Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) sections, you cited, we have concluded as shown below:

ASC Section	Response
815-10-50-4C

This section of the ASC deals with derivative financial instruments for which hedge accounting is applied. We disclose in Note 3—Significant Accounting Policies and Recently Issued Accounting Pronouncement – Derivative Financial Instruments in the penultimate paragraph that we do not designate our derivative financial instruments for hedge accounting.

815-10-50-4D	In future filings, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, we will revise the disclosure as follows (change indicated in bold face):

Following are the gains (losses) recognized by the Company on derivative financial instruments and the income statement line items where such gains and losses are included:

		Year ended December 31,
Derivative activity	Income statement line	2020	2019	2018	2017	2016
	(in thousands)
Interest rate lock commitments	Net gains on loans held for sale at fair value	$—	$87,312	$(8,934)	$(1,120)	$15,618
Repurchase agreement derivatives	Interest expense	$—	$(1,609)	$(1,704)	$(330)	$—
Hedged item (1):
Interest rate lock commitments and loans held for sale	Net gains on loans held for sale at fair value	$—	$(157,806)	$81,522	$(21,255)	$20,619
Mortgage servicing rights	Net loan servicing fees–Change in fair value of mortgage servicing rights and mortgage servicing liabilities	$—	$395,497	$(121,045)	$(37,855)	$26,405

(1): All the hedging derivatives are interest rate derivatives and are used as economic hedges.

ASC Section	Response
815-10-55-182 - Tabular disclosure of derivative instruments
Fair Values of Derivative Instruments

We make this disclosure in Note 8 – Derivative Activities – Derivative Notional Amounts and Fair Value of Derivatives. As all of our derivative financial instruments are included on a single Derivative assets and Derivative liabilities line item on the consolidated balance sheets, we do not believe the Balance Sheet Location column is applicable to our disclosures.

The Effect of Derivative Instruments on the Statement of Financial Performance

We believe the information required by this illustration is included in the table above. Most of the information included in these illustrations relate to derivatives designated and qualifying as either fair value or cash flow hedges. As we indicated above and in Note 3—Significant Accounting Policies and Recently Issued Accounting Pronouncement – Derivative Financial Instruments, we do not presently apply hedge accounting to any of our activities.

Note 19 - Net Gains on Loans Held for Sale, page F-66

6.

Please revise future filings to more clearly disclose the amount of gain or loss from the sale of transferred financial assets separately from the gains or losses on loans and related financial instruments still held at period end. Please ensure you clearly disclose all information required by ASC 860-20-50 in your financial statements.

Company’s Response to Question #6

We respectfully believe that we have disclosed the amount of gain on sale of transferred assets separated from the loans sold and the gains and losses still held at period end. Specifically, near the bottom of the Net Gains on Loans Held for Sale table, we have a section titled Change in fair value of loans and derivatives held at year end. These amounts represent the changes in fair value relating to instruments still held at the end of the period by instrument type.

We believe we have clearly disclosed all information required by ASC 860-20-50. The information is included in Notes 5 – Loan Sales and Servicing Activities, 6—Fair Value - Valuation Techniques and Inputs – Mortgage Servicing Rights and Mortgage Servicing Liabilities, and 19 – Net Gains on Loans Held for Sale.

7.

We note that you provide significant detail regarding gains and losses related to activities with non-affiliates but significantly less detail regarding gains and losses related to activities with PMT. Please revise future filings to separately present any significant components related to these gains from PMT.

Company’s Response to Question #7

The detail we provide the financial statement user is a breakdown of the cash versus non-cash components of the net gains on loans held for sale. The largest non-cash component of our gain on sale is the MSRs we receive in the sale transactions. We do not retain the servicing obligation on loans we sell to PMT, so we recognize no MSRs in those transactions.

It should be noted that we sold less than $3 million in loans to PMT during the quarter ended June 30, 2020, as compared to $21.2 billion to non-affiliates, and we do not presently anticipate significant sales in the future as the program under which we sold loans beginning in 2017 is winding down. In future filings we will separately disclose our provision for representations and warranties relating to sales of loans to PMT to the extent we make significant loan sales to PMT and such amount is significant. We will also clarify that our gains on sales of loans to PMT are primarily cash as shown in boldface below:

Note 19—Net Gains on Loans Held for Sale

Net gains on mortgage loans held for sale at fair value is summarized below:

Net gains on mortgage loans held for sale at fair value is summarized below:

	Year ended December 31,
	2019	2018	2017

	(in thousands)
From non-affiliates:
Cash loss:
Loans	$(190,853)	$(469,647)	$(174,669)
Hedging activities	(175,305)	93,288	(16,866)
	(366,158)	(376,359)	(191,535)
Non-cash gain:
Mortgage servicing rights and mortgage servicing liabilities resulting from loan sales	846,888	584,156	563,872
Provision for losses relating to representations and warranties:
Pursuant to loan sales	(8,377)	(5,824)	(5,890)
Reduction in liability due to change in estimate	7,877	4,672	4,301
Change in fair value of loans and derivatives held at year end:
Interest rate lock commitments	87,312	(8,934)	(1,120)
Loans	(42,878)	(1,506)	4,576
Hedging derivatives	17,499	(11,766)	(4,389)
	542,163	184,439	369,815
From PennyMac Mortgage Investment Trust (1)	183,365	64,583	21,989
	$725,528	$249,022	$391,804
(1) Gains on sales of loans to PMT are primarily cash gains.

Closing

You may call me at (818) 224-7392 if you require clarification or have additional questions. I can also be reached by U.S. mail or by e-mail at andrew.chang@pnmac.com.

Sincerely,

/s/ Andrew S. Chang

Andrew S. Chang
Chief Financial Officer